Exhibit 99.1

China Ceramics Announces Second Quarter 2014
Financial Results

Jinjiang, Fujian Province, China, August 18, 2014–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

▪	Revenue was RMB 268.6 million (US$ 43.3 million), up 20.6% from the second quarter of 2013
▪	Gross profit was RMB 24.2 million (US$ 3.9 million), up 9.0% from the second quarter of 2013
▪	Plant utilization was 60% as compared to 39% in the second quarter of 2013
▪	General and administrative expenses during the period included RMB 0.8 million (US$0.1 million) in legal fees related to our maintenance of our Nasdaq listing. These expenses are not expected to recur.
▪	Net profit was RMB 0.7 million (US$ 0.1 million) as compared to a net profit of RMB 9.6 million in the second quarter of 2013.
▪	Net profit would have been RMB 3.7 million (US$ 0.6 million) if the foreign currency transactions had not been in place during the quarter
▪	Unrestricted cash at June 30, 2014 was RMB 128.1 million (US$ 20.7 million), or RMB 6.27 (US$1.01) per share.

“We are pleased to report improved revenue and gross profit performance for the second quarter as compared to the same period a year ago consistent with an improving operating environment. The second quarter saw an 11% increase in sales volume and 9% rise in average selling price as compared to the second quarter of 2013,” said Mr. Jiadong Huang, CEO of China Ceramics.

“However, higher advertising costs to promote newly developed ceramic tiles and losses attributable to foreign currency agreements impeded our profitability in the quarter. As stated previously, I, the Company’s largest shareholder, and an affiliate of mine, agreed to assume these agreements. As a result, the Company will not be required to fund any losses related to these agreements and it will neither suffer any future liabilities nor realize any benefits arising under these agreements.

“In the second quarter, we utilized plant production facilities capable of producing 43 million square meters of ceramic tiles per year out of our total annual production capacity of 72 million square meters of ceramic tiles. This was a 54% increase over what was utilized during this period last year. We hope to bring additional capacity online going forward as our business improves.

“We believe that our ability to understand our customers and provide them with an array of product offerings to meet their building needs has sustained demand for our business. While our business sector continues to be highly competitive, our brand name recognition and reputation for quality and service has enabled us to raise our average selling price over the past year. As market conditions further improve, we will look to improve our product mix towards better performing, higher margin ceramic tiles. Importantly, recent government proposals promoting urbanization as vital to continued domestic economic growth should improve the macroeconomic conditions under which we operate and enable us to expand our footprint into new geographical urban areas,” concluded Mr. Jiadong Huang.

1

Second Quarter 2014 Results

Revenue for the second quarter ended June 30, 2014 was RMB 268.6 million (US$ 43.3 million), an increase of 20.6% from RMB 222.7 million for the second quarter ended June 30, 2013. The year-over-year increase in revenue was primarily driven by a 10.8% increase in sales volume to 9.2 million square meters of ceramic tiles in the second quarter of 2014 from 8.3 million square meters in the second quarter of 2013 and a 9.0% increase in the average selling price to RMB 29.1 (US$ 4.69) per square meter in the second quarter of 2014 from RMB 26.7 per square meter in the second quarter of 2013. We attribute our increased revenue in the second quarter of 2014 as compared to the same period last year to improving market conditions.

Gross profit for the second quarter ended June 30, 2014 was RMB 24.2 million (US$ 3.9 million), an increase of 9.0% from RMB 22.2 million for the second quarter ended June 30, 2013. Gross profit margin was 9.0% for the second quarter ended June 30, 2014 compared to 10.0% for the second quarter ended June 30, 2013. The year-over-year change in gross profit margin was primarily driven by an increase in material and labor costs. During 2014, our Hengda facility was required by a local governmental regulatory agency to use natural gas to operate the facility instead of coal. This mandated change in fuel sourcing is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in the increase in cost of goods produced at that facility because natural gas is a more expensive energy source than coal. For Hengda, the unit cost of natural gas for the second quarter ended June 30, 2014 was RMB 3.96 (US$ 0.64), an increase of 10.3% compared to RMB 3.59 for the unit cost of coal in the same period in 2013.

Selling and distribution expenses for the second quarter ended June 30, 2014 were RMB 5.7 million (US$ 0.9 million), up 159.1% from RMB 2.2 million in the second quarter of 2013. The year-over-year increase in selling and distribution expenses was primarily due to a rise in advertisement expenses of RMB 3.2 million (US$ 0.5 million) for ceramic tile products in 2014. We actively promote newly developed ceramic tiles to distributors and believe that these new products could significantly contribute to Company revenue in the future.

Realized and unrealized fair value loss on derivative financial instruments for the second quarter ended June 30, 2014 were RMB 3.0 million (US$ 0.5 million), as compared to RMB 0.8 million in the second quarter of 2013. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and agreements are settled at a future date. The notional principal amount of the outstanding foreign exchange forward contracts as of June 30, 2014 was RMB 124.1 million (US$ 20 million). These foreign exchange forward contracts are expected to mature at various dates within 12 months. When the RMB depreciated against the US$, we incurred losses on these forward contracts. As of June 30, 2014, we recognized the fair value of the derivative of RMB 57.6 million (US$ 9.3 million) based upon the MTM (mark-to–market) report provided by Taishin International Bank, as a liability on the condensed consolidated statement of financial position for us to unwind (sell) the product. The realized loss on derivative financial instruments was RMB 15.5 million (US$ 2.5 million) and the unrealized fair value gain on derivative financial instruments was RMB 12.5 million (US$ 2.0 million) in the second quarter of 2014. In July 2014, our Chief Executive Officer, the Company’s largest shareholder, and an affiliate of our Chief Executive Officer agreed to assume these agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

2

Other expenses for the second quarter ended June 30, 2014 was RMB 3.8 million (US$ 0.6 million), as compared to RMB 0.3 million in the second quarter of 2013. The year-over-year increase in other expenses was mainly caused by the loss on disposal of equipment of RMB 3.5 million (US$ 0.6 million) for the second quarter ended June 30, 2014.

Profit from operations before taxation for the second quarter ended June 30, 2014 was RMB 3.2 million (US$ 0.5 million), as compared to RMB 9.9 million of profit from operations before taxation in the second quarter of 2013. The year-over-year decrease in profit from operations was primarily the result of (i) the increase in selling and distribution expenses of RMB 3.5 million (US$ 0.6 million) due to a rise in advertising expenses; (ii) the increase in other expenses of RMB 3.5 million (US$ 0.6 million) caused by the loss on disposal of equipment and (iii) the increase in realized and unrealized fair value loss on derivative financial instrument of RMB 2.2 million (US$ 0.4 million) in the second quarter of 2014, offset by an increase in gross profit of RMB 2.1 million (US$ 0.3 million).

Net profit for the second quarter ended June 30, 2014 was RMB 0.7 million (US$ 0.1 million), as compared to a net profit of RMB 9.6 million in the comparable period of 2013.

Earnings per fully diluted share were RMB 0.03 (US$ 0.01) for the second quarter ended June 30, 2014 as compared to RMB 0.47 for the second quarter of 2013. Per share calculations for the second quarters of 2014 and 2013 were computed using 20.4 million shares.

We believe that the operating results of the second quarter of 2014 represent a substantial improvement over that of the second quarter of 2013 as the Company’s sales volume of 9.2 million square meters of ceramic tiles increased 10.8% and the average selling price of RMB 29.1 (US$ 4.7) per square meter increased 9.0% from the second quarter of 2013. However, the net profit for the second quarter ended June 30, 2014 was RMB 0.7 million (US$ 0.1 million), as compared to RMB 9.6 million in the comparable period of 2013. The year-over-year decrease in net profit was primarily the result of higher expenses as compared to the second quarter of 2013 and the realized and unrealized fair value loss on financial derivative instruments in the second quarter of 2014.

Six Months 2014 Results

Revenue for the six months ended June 30, 2014 was RMB 477.4 million (US$ 77.0 million), an increase of 28.4% as compared to RMB 371.9 million for the six months ended June 30, 2013. Gross profit was RMB 33.5 million (US$ 5.4 million), up 22.7% from RMB 27.3 million in the six months ended June 30, 2013. Gross margin was 7.0% compared to 7.3% in the same period of 2013. Selling expenses were RMB 8.5 million (US$ 1.4 million), compared to RMB 4.9 million in the same period of 2013. Administrative expenses were RMB 14.7 million (US$ 2.4 million), compared to RMB 15.7 million for the same period of 2013. Realized and unrealized fair value loss on derivative financial instruments were RMB 71.7 million (US$ 11.6 million), compared to RMB 0.8 million in the same period of 2013. Other expenses were RMB 4.9 million (US$ 0.8 million), compared to RMB 0.6 million in the same period of 2013. Net loss for the six months ended June 30, 2014 was RMB 70.8 million (US$ 11.4 million), compared to a net profit of RMB 4.2 million for the same period of 2013. Loss per fully diluted share were RMB 3.47 (US$ 0.56) for the six months ended June 30, 2014 and earnings per fully diluted share were RMB 0.21 in the same period of 2013. Losses/earnings per fully diluted share for the first half of 2014 and 2013 were computed using 20.4 million shares.

3

Second Quarter 2014 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 128.1 million (US$ 20.7 million) as of June 30, 2014, compared with RMB 28.8 million as of December 31, 2013. The increase in cash and bank balances of RMB 99.3 million was primarily the result of operating cash flows before working capital changes of RMB 45.5 million and a decrease in our trade payables of RMB 43.8 million during the first half year of 2014.

▪	Short-term bank borrowings were RMB 84.7 million (US$ 13.7 million) as of June 30, 2013, compared with RMB 99.7 million as of December 31, 2013. The decrease was primarily due to the net repayment of short-term bank borrowings of RMB 15.9 million during the first half year of 2014.

▪	Inventory turnover was 129 days as of June 30, 2014 compared with 124 days as of December 31, 2013.

▪	Trade receivables turnover was 184 days as of June 30, 2014 compared with 185 days as of December 31, 2013. We typically extend a credit period of 90 days to our customers, and had extended the credit period to 150 days to address the funding pressures among some distributors attributable to the challenging market conditions in China’s real estate industry since the second quarter of 2012.

▪	Trade payables turnover was 98 days as of June 30, 2014 compared with 79 days as of December 31, 2013. The average turnover days were within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 24.2 million (US$3.9 million) for the quarter ended June 30, 2014, compared to cash generated from operating activities of RMB 73.9 million in the same period in 2013. The year-over-year change of RMB 98.1 million was mainly due to the increase in sales and the extended credit period for collection of receivables compared to the same period in 2013.

Cash flow generated from investing activities in the quarter ended June 30, 2014 was RMB 11.3 million (US$ 1.8 million) mainly due to the proceeds from disposal of equipment, compared to RMB 23.5 million of cash flow used in investing activities in the same period of 2013 due to acquisition of equipment.

Cash flow generated from financing activities was RMB 7.4 million (US$ 1.2 million) due to advances from related parties of RMB 9.8 million to contribute to the registered capital of Hengda in the quarter ended June 30, 2014, net of the deposit to stock agent of RMB 1.5 million for the payment of a dividend, the repayment of bank borrowings of RMB 0.9 million and, as compared to RMB 15.6 million for the same period of 2013, due to the new bank borrowings obtained.

4

Plant Capacity and Capital Expenditures Update

For the second quarter of 2014, we utilized plant capacity capable of producing 43 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents an increase in plant capacity from that utilized in the second quarter of 2013 when we utilized plant capacity capable of producing 28 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 26 million square meters of ceramic tiles in the second quarter of 2014. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 17 million square meters of ceramic tiles in the second quarter of 2014. We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China’s real estate and construction sector.

We review the level of capital expenditures throughout the year and make adjustments to our capital expenditures subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2014 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In the second quarter of 2014, we experienced stronger operating results relative to the comparable period last year. Sales volume of 9.2 million square meters of ceramic tiles rose 10.8% from that recorded in the second quarter of 2013 as conditions in China’s real estate and construction sectors have continued to improve. In addition, as we are able to sell more higher-value polished glazed products, our average selling price rose 9.0% to RMB 29.1 (US$ 4.69) per square meter from the comparable quarter in 2013 and it is now at its highest level since the fourth quarter of 2012.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers and record a sales or purchase contract each time a customer places an order. As of June 30, 2014, our backlog was RMB 221.2 million (US$ 35.7 million) which represents approximately the next two months of revenue as of the end of the second quarter. This compares to a backlog of approximately RMB 240.4 million as of June 30, 2013, a year-over-year decrease of 8.0%. Further, since July 2014 we have increased the selling prices of all products by approximately 5% and of porcelain tiles by approximately 10% in order to maintain our gross margin due to an increase in our production costs (in particular, natural gas costs).

We believe that the macroeconomic environment will be relatively stable for the remainder of 2014 compared to last year. We believe that the real estate and construction sectors will continue to normalize as continued urbanization and population growth are expected to promote the building of new residential properties throughout urban areas of China. The Chinese government recently issued proposals to bring down barriers attributable to a nationwide household registration system in order to promote urbanization. This is consistent with its long-stated position that the greatest potential for expanding domestic demand and sustaining economic growth in China lies in urbanization. Since urbanization leads to new property development and housing construction, this recent proposal and other similar measures could positively impact the Company’s business.

We believe that the purchasing power of our customers in China will continue to gradually improve and we expect to see increasing demand for premium ceramic tiles. Our new marketing showroom and proven research and development programs along with our upgraded and modern plant facilities enable us to differentiate ourselves from competitors and enable us to offer a variety of products and services consistent with this strategy. We plan to widen our distribution channels to penetrate into emerging urban geographical areas so as to develop our competitive advantages in new markets.

5

Conference Call Information

The Company will host a conference call at 8:00 am ET on Monday, August 18, 2014. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 87192310. A replay of the conference call will be available for 14 days starting from 11:00 am ET on August 18, 2014. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 87192310 for the replay.

Events Occurring After the Second Quarter 2014 Period

The first of our announced two semi-annual cash dividends of US$ 0.0125 per share (equivalent to approximately RMB 0.08 per share), totaled RMB 1.5 million (US$ 0.2 million, net of the 5% PRC withholding tax) was paid on July 14, 2014 to shareholders of record as of June 13, 2014. The second cash dividend will be paid on January 14, 2015 based on a record date of December 12, 2014.

In June 2014, we, our Chief Executive Officer and our Audit Committee set out to attempt to terminate the foreign currency transaction agreements as to us; and to reach a resolution that would not deplete our liquid assets by virtue of having entered into the foreign currency transaction agreements. Ultimately the Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements and the liabilities arising under those agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and us. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and we will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution. RMB 6.7 million of a total of RMB 15.1 million in deposits were funded on our behalf by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of our Chief Executive Officer, and were included in a total of RMB 40.2 million in loans owed by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with us (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by us to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return we agreed to forego any claim to RMB 15.1 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released us from liabilities aggregating RMB 87.8 million and we transferred ownership of RMB15.1 million in deposits held at the financial institution from us to Sound Treasure Limited. Except as disclosed above neither our Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee. As a result of the Novation and the Offset Agreement, approximately RMB 87.8 million in liabilities on our books will be extinguished in the third quarter of 2014 and Additional Paid-In Capital will be increased by approximately RMB 72.7 million.

6

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.2036. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2014. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2014 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, and the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

7

FINANCIAL TABLES FOLLOW

8

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2014		As of December 31, 2013
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	121,322	752,634	802,578
Land use rights	4,770	29,594	29,929
Goodwill	602	3,735	3,735
Deferred tax asset	1,674	10,386	9,797

	128,368	796,349	846,039

Current assets
Inventories	52,329	324,631	307,436
Trade receivables	77,565	481,184	490,989
Other receivables and prepayments	674	4,180	15,525
Income tax receivables	274	1,699	-
Derivative financial instruments	-	-	44
Restricted cash	7,163	44,436	37,359
Cash and bank balances	20,655	128,135	28,848

	158,660	984,265	880,201

Current liabilities
Trade payables	31,654	196,370	152,572
Accrued liabilities and other payables	6,564	40,716	43,140
Derivative financial instruments	11,013	68,321	-
Interest-bearing bank borrowings	13,653	84,697	99,652
Amounts owed to related parties	6,465	40,105	8,539
Income tax payable	270	1,674	1,520

	69,619	431,883	305,423

Net current assets	89,041	552,382	574,778

Non-current liabilities
Deferred tax liabilities	214	1,325	1,245

Net assets	217,195	1,347,406	1,419,572

EQUITY
Total shareholders’ equity	217,195	1,347,406	1,419,572

9

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended June 30,
	2014		2013
	USD’000	RMB’000	RMB’000

Revenue	43,296	268,589	222,660

Cost of sales	(39,387)	(244,344)	(200,495)

Gross profit	3,909	24,245	22,165

Other income	30	184	169
Selling and distribution expenses	(919)	(5,703)	(2,218)
Administrative expenses	(1,248)	(7,744)	(7,961)
Finance costs	(161)	(1,000)	(1,070)
Realized and unrealized fair value loss on derivative financial instruments	(486)	(3,014)	(840)
Other expenses	(615)	(3,817)	(343)

Profit before taxation	510	3,151	9,902
Income tax expense	(398)	(2,469)	(331)

Profit attributable to shareholders	112	682	9,571

Earnings per share
Basic (USD/RMB)	USD 0.01	RMB 0.03	RMB 0.47
Diluted (USD/RMB)	USD 0.01	RMB 0.03	RMB 0.47

Weighted average number of ordinary shares outstanding used in computing loss per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended June 30,
	2014	2013

Sales volume (square meters)	9,234,385	8,340,380
Average Selling Price (in RMB/square meter)	29.1	26.7

10

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Six months ended June 30,
	2014		2013
	USD’000	RMB’000	RMB’000

Revenue	76,959	477,424	371,887

Cost of sales	(71,553)	(443,886)	(344,587)

Gross profit	5,406	33,538	27,300

Other income	43	266	300
Selling and distribution expenses	(1,370)	(8,497)	(4,923)
Administrative expenses	(2,362)	(14,656)	(15,693)
Finance costs	(342)	(2,119)	(2,152)
Realized and unrealized fair value loss on derivative financial instruments	(11,558)	(71,702)	(840)
Other expenses	(791)	(4,904)	(630)

(Loss)/profit before taxation	(10,974)	(68,074)	3,362
Income tax (expense)/credit	(444)	(2,756)	839

(Loss)/profit attributable to shareholders	(11,418)	(70,830)	4,201

(Loss)/earnings per share
Basic (USD/RMB)	USD (0.56)	RMB (3.47)	RMB 0.21
Diluted (USD/RMB)	USD (0.56)	RMB (3.47)	RMB 0.21

Weighted average number of ordinary shares outstanding used in computing loss per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30,
	2014	2013

Sales volume (square meters)	16,688,616	14,464,855
Average Selling Price (in RMB/square meter)	28.6	25.7

11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended June 30,
	2014		2013
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation	510	3,151	9,902
Adjustments for
Amortization of land use rights	27	168	168
Depreciation of property, plant and equipment	2,787	17,288	17,608
Loss on disposal of property, plant and equipment	570	3,537	-
Realized loss from derivative financial instruments	2,495	15,480	-
Fair value (gain)/loss on derivative financial instruments	(2,009)	(12,466)	840
Write down of inventories	-	-	966
Share-based compensation	-	-	507
Finance costs	161	1,000	1,070
Interest income	(30)	(184)	(169)
Foreign exchange gain	(7)	(44)	-
Operating cash flows before working capital changes	4,504	27,930	30,892
Increase in inventories	(4,502)	(27,930)	(32,546)
Increase in trade receivables	(15,055)	(93,395)	(12,014)
(Increase)/decrease in other receivables and prepayments	(25)	(157)	4,768
Increase in trade payables	10,468	64,940	85,404
Increase/(decrease) in accrued liabilities, other payables and amounts owed to related parties	1,132	7,025	(185)
Cash (used in)/generated from operations	(3,478)	(21,587)	76,319
Interest paid	(163)	(1,010)	(1,081)
Income tax paid	(264)	(1,635)	(1,318)
Net cash (used in)/generated from operating activities	(3,905)	(24,232)	73,920

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	1,801	11,172	-
Acquisition of property, plant and equipment	-	-	(23,689)
Increase in restricted cash	(4)	(25)	-
Interest received	30	184	169
Net cash generated from/(used in) investing activities	1,827	11,331	(23,520)

Cash flows from financing activities
Bank borrowings obtained	-	-	15,633
Repayment of short-term loans	(152)	(945)	-
Deposit to stock transfer agent	(243)	(1,505)	-
Advances from related parties	1,592	9,875	-
Net cash generated from financing activities	1,197	7,425	15,633

Net (decrease)/increase in cash and cash equivalents	(881)	(5,476)	66,033
Cash and cash equivalents, beginning of period	21,542	133,640	151,320
Effect of foreign exchange rate differences	(6)	(29)	10
Cash and cash equivalents, end of period	20,655	128,135	217,363

Non-cash transaction:

During the quarter ended June 30, 2014, a related party of the Company funded RMB 5,588,000 of the Company’s realized loss from derivative financial instruments.

Source: China Ceramics Co., Ltd.

###

12